Exhibit 10.42

[*] = Certain confidential information contained in this document, marked by brackets, has been omitted because it is both (i) not material and (ii) is the type that the registrant treats as private or confidential.

Manufacturing Services Agreement

This Manufacturing Services Agreement ("Agreement") is entered into on June 22, 2023 (“Effective Date”), by and between:
A.Enphase Energy, Inc. having its place of business at 47281 Bayside Parkway, Fremont, CA 94538, on behalf of itself and its Subsidiaries ("Enphase"), and
B.Salcomp Manufacturing USA Corp, having its place of business at 2400 Centennial Drive, Arlington, TX 76011 on behalf of itself and its Subsidiaries ("Supplier").
Enphase and Supplier shall each be a “Party” and collectively, the “Parties”.

Enphase desires to engage the Supplier, and the Supplier agrees to perform manufacturing services, for good and valuable consideration as further set forth in this Agreement. The Parties agree as follows:
1.DEFINITIONS
Supplier and Enphase agree that capitalized terms shall have the meanings set forth in this Agreement and Exhibit A attached hereto and incorporated herein by reference.
2.MANUFACTURING SERVICES
2.1.    Work. Enphase hereby engages Supplier to perform the work (hereinafter "Work"). "Work" shall mean to procure Materials (as applicable) and to manufacture, assemble, and test products at the Supplier’s manufacturing facility at Arlington, Texas, which shall include, but not be limited to: IQ8 family of microinverter products and any other products as required by Enphase (collectively, hereinafter "Product(s)") pursuant to detailed written Specifications for each category of Products. The "Specifications" for each category of Products (or revision thereof), shall include, but are not limited to bill of materials (“BOM”), designs, schematics, assembly drawings, process documentation, test specifications, packing specifications, current revision number, and Approved Vendor Lists, and shall be further detailed in Exhibit B. For the avoidance of doubt, the Work also includes the Supplier’s responsibility to procure (and/or install, as applicable) the Supplier Controlled Equipment as listed in Exhibit E. For the avoidance of doubt, the Supplier shall not deviate from the Specifications, the terms of this Agreement or any Exhibit hereto, unless required by an ECO (as defined herein) issued by Enphase. Enphase may, at its discretion, add new products to the scope of the Products and the Work under this Agreement (“NPI”). Should Enphase choose to exercise this right, the Parties will discuss and mutually agree on the fees and other relevant terms applicable to such NPI. For the avoidance of doubt, the Supplier shall be responsible for translating any of the documents referred to in this Agreement (including the terms of this Agreement itself), to the extent required to perform the Work to the satisfaction of Enphase.
2.2.     Engineering Change Process. Enphase may from time to time, request that Supplier incorporate engineering changes into the Product by providing Supplier with a description of the proposed engineering change as the Enphase deems necessary, for Supplier to evaluate its feasibility and cost (an “Engineering Change Order” or “ECO”). An ECO is required when the form, fit, or function of the design of the Product and/or Specifications are affected. Supplier shall provide a written response in the form of an"Engineering Change Analysis" form to Enphase, within three (3) business days of receipt of an ECO, if such changes affect the per-unit price and/or delivery of a Product. Enphase shall respond with a written acceptance in the form of a purchase order or rejection of the Supplier "Engineering Change Analysis" form within three (3) business days of receipt thereof. Upon receiving Enphase written acceptance, Supplier will proceed with engineering changes as given in the ECO. For the avoidance of doubt, and notwithstanding anything to the contrary in this Agreement, the Supplier shall not make any changes to the processes or designs as stated in the Specifications, without Enphase’s express prior written consent.
2.3.    Tooling; Non-Recurring Expenses; Software. Enphase shall pay for or obtain and consign to Supplier any Enphase Controlled Equipment, as outlined in Exhibit D, Product-specific tooling, equipment or software and other reasonably necessary non-recurring expenses, to be set forth in Supplier's quotation. All software that Enphase provides to Supplier, or any test software that Enphase engages Supplier to develop is and shall remain the property of Enphase at all times. The Supplier shall promptly notify Enphase in case of any non-consignment of Enphase Controlled Equipment required to perform the Work.
2.4.    Enphase Controlled Equipment. All Enphase Controlled Equipment will remain the property of Enphase; however, Supplier shall be responsible for managing and maintaining all such equipment. This Agreement shall be updated to include any additional Enphase Controlled Equipment made available by Enphase for Supplier’s use in performing the Work. Notwithstanding the location of any Enphase Controlled Equipment at a Supplier or other non-Enphase facility, or the failure to list any item of Enphase Controlled Equipment in the Agreement or a purchase order, all right, title and interest in and to any Enphase Controlled Equipment will be and remain with Enphase, and Supplier will have no title or ownership interest in such Enphase Controlled Equipment. Supplier will provide Enphase with reasonable access to all Enphase Controlled Equipment located at a Supplier or other non-Enphase facility, and, notwithstanding any contrary terms that may be contained herein, will be responsible for all costs and expenses associated with repair or replacement of any Enphase Controlled Equipment or any part thereof damaged (reasonable wear and tear excepted) by Supplier, its employees, permitted subcontractors, agents or invitees (excluding Enphase). Neither Supplier nor its assignees will file a mechanic’s lien or similar lien, security interest or other encumbrance, on Enphase Controlled Equipment or otherwise use Enphase Controlled Equipment as collateral for any financing. Without limiting the foregoing, in the event any such lien or security interest is filed, Supplier or its assignee, as the case may be, will be responsible for the immediate satisfaction, payment or bonding of any such lien or security interest. Unless a later return date is requested by Enphase, within ten (10) business days following the earlier of completion of the applicable purchase order or any expiration or termination of this Agreement, Supplier will return each item of Enphase Controlled Equipment to Enphase in substantially the same condition it was in when initially provided to Supplier, reasonable wear and tear excepted.
2.5.    Cost Reduction Projects. Supplier agrees to continuously, during the term of this Agreement, to use its commercially reasonable efforts to seek ways to reduce the cost of manufacturing Products by methods such as elimination of Materials, redefinition of Specifications, and re-design of assembly or test methods. Upon implementation of such ways that have been initiated by Enphase, Enphase will receive 100% of the demonstrated cost reduction for the balance of the quarter in which it is found. Costs shall be formally evaluated at the end of each quarter and standards shall be adjusted based upon that evaluation. Justification for all costs (including a costed BOM) shall be provided to Enphase no later than ten (10) business days before the end of the quarter. New standards will be effective for all shipments starting on the first day of each quarter. The Parties shall mutually agree upon non-binding cost reduction targets during their QBRs.

2.6.    Factory Access. Supplier agrees to grant access as needed to Enphase or its representatives for factory audits at no charge to Enphase. Enphase may at its option, seat its employees or representatives onsite within the Supplier’s factory premises (“Onsite Team”), towards establishing an Enphase ‘office desk’ within the Supplier’s factory premises. The Supplier shall provide all facilities, equipment and support reasonably necessary for the Enphase employees (or representatives, as applicable) to carry out their day to day business activities. The Onsite Team may access the Supplier’s factory at any time during the term of this Agreement, without prior written notice to the Supplier, and the Supplier expressly consents to the same. Upon providing a written notice at least [*], Enphase may bring any of its customers, with the intention of carrying out an Audit (as defined herein), and the Supplier agrees to co-operate with Enphase (or such Enphase customers, as applicable) for conducting such an Audit. Notwithstanding anything else contained in this Agreement, and in addition to any of Enphase’s rights of Audit and access, Enphase may, upon providing 24 hours’ notice to the Supplier, access and/or Audit the Supplier’s factory along with a technical support team.

2.7.    IT Support. Enphase requires a client-to-site connection to the Supplier facility be available at all times to monitor production test equipment and to troubleshoot any potential problems. Supplier shall provide a static internet connection, through which Enphase can tunnel via a secure protocol such as VPN. Enphase shall, at its discretion and to the extent required in Enphase’s sole opinion, provide pre- configured equipment for installation at the Supplier facilities. Supplier will also ensure that it complies with the requirements in Exhibit H with respect to information security of Enphase Data (as defined in the Exhibit G).

2.8.    Quality

(a)Enphase will have the right (but not the obligation) to conduct a quality Audit on the factory or other premises used by the Supplier to perform the Work, in order to confirm whether such factory complies with the Specifications (as applicable). The Supplier will resolve to Enphase’s satisfaction, any critical or major issues identified by Enphase during such Audit, prior to beginning production of the Products.
(b)Enphase is contracting to buy conforming Products, assemblies or components, and expects Defect- free yields from Supplier. Enphase seeks a relationship with Supplier that maximizes the probability of 100% Defect-free Product. To ensure quality, the Supplier shall dedicate a team of adequate number of Supplier Personnel with appropriate qualifications, along with a team leader who shall be fluent in English. The Supplier shall ensure that adequately qualified Supplier Personnel are available at all times to Enphase. Supplier will set up an incoming quality control (“IQC") system to inspect all Materials used in the Product based on the component Specifications on a sampling basis. Supplier will ensure only IQC “passed” Material is utilized in the Products, and will maintain records for lot traceability into the production serial range. Supplier will ensure incoming Materials have no substitution for country of origin, and will require a ‘Country of Origin Certificate’ per lot. Enphase shall subject the Products delivered by the Supplier to an accelerated lifetime testing regimen as well as ongoing reliability testing. Any failures in such testing that arise from differences in Materials, Specifications or processes specified by Enphase in this Agreement or any subsequent ECOs shall be considered a Defect.
(c)Quality includes, but is not limited to, all properties of the Product that contribute to customer satisfaction, including function, workmanship, appearance, performance, reliability, timely delivery, invoicing, packing, packaging, meeting hazardous substance restrictions and support. Supplier will follow a PPAP process as outlined in Exhibit B to launch each new production TAN. Supplier will develop an operator certification program and online station validation/record keeping to ensure only “trained/certified” operators are on the production line.
(d)The primary goal of Supplier’s quality planning will be prevention and early detection of Defects, as opposed to reacting to Defects as they are discovered. Upon request, Supplier will demonstrate to Enphase that its quality control plans are inherently capable of meeting Defect-free standards. The

Supplier will endeavour to obtain and maintain the ISO 9001:2015 certification during the term of this Agreement.
(e)Supplier will deliver Products conforming to applicable specifications and which are 100% Defect- free. The date code limitation for all inbound components will be the greater of: (i) the designated expiration date of the Materials; or twenty four (24) months from the date of manufacture. Supplier will develop a quality program for its production process that ensures Products are Defect-free. At Enphase’s request, Supplier will supply Enphase with process control data to help Enphase ascertain the probability of receiving Defect-free Product. During any production period, the Supplier will follow the DPPM shutdown rules as detailed in Exhibit B.
(f)Testing and Inspection. At its option, Enphase may inspect and test any or all Products received by Enphase, and such inspection may be by lot sampling or by testing individual units. When lot sampling is used, the applicable standard will be the industry-recognized zero defects (C = 0) plan at the appropriate confidence level. Such testing and/or inspection may take place at Enphase’s facility or at Supplier’s facility. If at Supplier’s facility, Supplier agrees to provide reasonable support and services to and for Enphase’s representative. Supplier agrees that the representations and warranties made in this Agreement with respect to Products will continue to apply regardless of whether Enphase accepts, tests or inspects any Product Unit or lot.
(g)Third Party Seller. The Supplier acknowledges that the obligations on quality provided in Sections 2.8 (a) to (f) are essential so that Enphase may achieve its goals under this Agreement. To the extent that any Materials, or portions of the Work are performed for the Supplier by any third-party supplier, the Supplier shall ensure that such third- party Suppliers are bound by obligations at least as onerous as those in this Agreement, with relation to quality and compliance to the applicable Specifications. Supplier shall notify Enphase in writing of any such third-party supplier, and Enphase reserves the right to reasonably reject Supplier’s use of any third party supplier.
(h)Line Down. If Defects, including Enphase’s rejection and/or return of Product as permitted under this Agreement, cause a Line Down, Supplier, within 24 hours of receipt of notice thereof from Enphase will provide qualified repair personnel at Enphase’s or Enphase’s customer’s facility to repair or sort, at Enphase ’s option, such defective Product at no cost to Enphase or Enphase’s customer. “Line down,” as used in the preceding sentence, means the cessation or delay of manufacturing, assembly or shipment operations experienced by Enphase and/or an Enphase customer as a result of a Defect or action or inaction by Supplier.
(i)If any Product does not comply to the Specifications, in accordance with Section 2.8 (e) and is therefore rejected by Enphase, Supplier will supply Enphase with a return material authorization or replacement Product within three (3) business days of Enphase’s request. Supplier further agrees to supply Enphase with an initial failure analysis within 24 hours and a containment plan within 48 hours and to provide due diligence in obtaining a full failure analysis within seven days of receipt of samples of rejected Product. Supplier agrees to provide the full failure analysis to Enphase in the format prescribed by Enphase.
(j)If any replacement Products delivered pursuant to Section 2.8 (e) have Defects or otherwise fail to conform to the requirements of this Agreement, Enphase may, at its option, cancel the related purchase order in whole or in part, without penalty or liability whatsoever to Enphase and/or Enphase may avail itself of any remedy set forth herein or pursuant to applicable Law.
(k)Upon request, Supplier will make available to Enphase all Product test data relating to qualification as well as production yield to evidence conformance to specifications and quality control. Supplier will facilitate product sampling for ongoing reliability testing (“ORT”) for Enphase. Sampling program is detailed in Exhibit B. Supplier will provide resources at their facility to perform 1st level failure analysis for any failures that occur in ORT. Supplier will provide a weekly ORT report which tracks the status of the units submitted to the chambers, and the failure status by week.
(l)The Parties will meet on a weekly basis, to conduct an ongoing review of the steps required to ensure Product quality as envisaged by this Agreement. Supplier will track yield at each process step/test station, and perform pareto analysis, root cause analysis and corrective action per week to address the top items causing first pass yield loss (including NTF) per week. Data will be presented in a format as prescribed by Enphase to demonstrate the yield results, paretos, and action taken to address issues. This data will be reviewed in a joint weekly meeting between the Parties.
(m)For the purpose of ensuring quality and effective compliance to each Party’s obligations under this Agreement, a quarterly business review (“QBR”) shall be held [*], face-to-face in a mutually agreed location, generally at one of Supplier’s locations (i.e. a factory currently performing Work for Enphase). It may on occasion be held at an Enphase office. Conference call participation should be limited. To maintain focus and ensure direct and open communication, only key participants shall be present and shall include senior management representation from both Parties. The purpose of the QBR includes, but is not limited to reviewing Supplier performance, business trends, quality performance, improvement initiatives and strategic direction. The items to be reviewed shall, at either Party’s request, include items such as cost savings initiatives, Product pricing, Special Inventory and Lead Times. In general, these meetings shall assess the future outlook and review the previous period.
(n)During the warranty period, (under Section 6.2) Supplier will compensate Enphase for all documented, reasonable, direct costs incurred by Enphase in rectifying any quality issues in an affected Product purchased by Enphase. Reasonable, direct costs incurred by Enphase will include, without limitation, the labor costs incurred by Enphase for any such rectification of quality issues

3.FORECASTS; ORDERS; FEES; PAYMENT
3.1.    Forecast. Enphase shall provide Supplier, on a monthly basis, a non-binding rolling twelve (12) month forecast indicating Enphase's estimated Product requirements (“Forecast”). The Parties will mutually agree upon the method for Forecast submission. Supplier will coordinate with Enphase to meet any Forecast increases or decreases, by managing its inventory at the lowest, longest lead time component or raw material level to minimize risk throughout the supply chain, and ensure maximum flexibility and scalability to Enphase’s demand. Enphase will not be liable or responsible for any costs incurred by Supplier to meet the volume increases/decreases unless otherwise agreed upon in advance and in writing by the Parties. No request for Products will be binding on Enphase unless Enphase submits a corresponding Purchase Order.
3.2.    Purchase Orders; Precedence. Enphase may use its standard purchase order form for any notice provided for hereunder; provided that all purchase orders must reference this Agreement and the Specifications (if applicable). The Parties agree that the terms and conditions contained in this Agreement shall prevail over any terms and conditions of any such purchase order, acknowledgment form or other instrument, unless specifically agreed in writing by both Parties.
3.3.    Purchase Order Acceptance. Purchase orders shall normally be deemed accepted by Supplier unless the Supplier notifies Enphase of Supplier’s objections to any purchase order within three (3) days of receipt of such purchase order.
3.4.    Fees; Changes; Taxes.

(a)    The fees will be agreed by the Parties and will be indicated on the purchase orders issued by Enphase and accepted by Supplier. The initial fees shall be as set forth on the Fee List attached hereto and incorporated herein as Exhibit C (the "Fee List"). Supplier will use commercially reasonable efforts to continuously seek ways to reduce the cost of manufacturing the Products without affecting the Product quality, and will cooperate with Enphase in good faith to implement cost savings. Supplier will extend to Enphase all Product cost decreases achieved by Supplier. Prices stated in the Purchase Order are in U.S. dollars and exclude applicable withholding, excise, value-add, use and similar taxes, fees, charges, duties, and assessments, in each case imposed by any governmental authority on the transactions, shipments, or amounts payable hereunder (except taxes on Supplier’s income which shall be Supplier’s responsibility) (collectively, “Taxes”). Supplier will invoice Enphase for any applicable Taxes, stating the heads of such Taxes separately.
(b)        IRA incentive
Supplier acknowledges that the tax incentives (“PTC”) including, but not limited to, those available under the Inflation Reduction Act of 2022 (the “IRA”) is a primary motivation for Enphase to engage the Supplier for manufacturing the Products. Enphase and Supplier agrees and intend that Enphase is entitled to [*] related to the production activities contemplated in this agreement. To the extent that Supplier is the party to which such tax incentives are attributable, then, (i) the Parties acknowledge and agree that Enphase shall remain entitled [*], and (ii) Enphase may, at its option, elect for Supplier to pass through to Enphase all (or, if incentive sharing is agreed upon by the parties, the applicable portion to Enphase shall [*] of the PTC claimed by Supplier in a manner reasonably requested by Enphase.
(i)Supplier shall not pursue a tax credit allocation under 26 U.S.C. 48c for investments in the production facility that would impair the value of the PTC Enphase may capture related to the activities contemplated in this agreement. Additionally, Supplier and Enphase recognize that future tax credit provisions and regulations may limit Enphase’s ability to capture PTC for the production activities. As such, should the Supplier wish to pursue such PTC, Supplier must provide Enphase with advanced write notice prior to applying for or claiming any PTC related to the production activities contemplated herein.
(ii)Enphase shall calculate the PTCs from microinverter units sold each quarter and provide Supplier with a schedule setting forth the calculation [*] (quarters end on the last day of March, June, September, and December of each year). After the end of each applicable calendar year, Enphase shall inform Supplier of the estimated full previous year’s unit numbers (“Annual estimate”) by [*]. Supplier shall have the right to review and comment on the Annual Estimate and Enphase shall use commercially reasonable efforts to cooperate with any information reasonably requested by Supplier to confirm the Annual Estimate. Within thirty (30) days after the filing of Enphase’s U.S. federal income tax return, Enphase shall provide Supplier with a schedule setting forth (i) the computation of the PTC amount claimed on Enphase’s tax return for the immediately preceding tax year, (ii) the aggregate amount of any PTC credit carry-forward, (iii) the amount of the Supplier PTC Payment and (iv) explanation of any variances between the PTC claimed on Enphase’s tax return and Annual Estimate (“Final Calculation”). The Parties shall cooperate in good faith to resolve any disputes with respect to the Final Calculation PTC and Enphase shall use commercially reasonable efforts to cooperate with any information reasonably requested by Supplier to confirm the Final Calculation. If there is a dispute regarding the PTC benefit, payments or Final Calculation, either Party may initiate negotiation proceedings by written notice to the other Party setting forth the particulars of the dispute. The Parties agree to meet in good faith to jointly define the scope and a method to remedy the dispute and shall also have the applicable senior management of Supplier and Enphase to meet and confer in a bona fide attempt to resolve the matter. If the dispute cannot be resolved within thirty (30) days of such negotiation process being initiated, either Party may submit the dispute to arbitration pursuant to Section 10.20 of the MSA. The Parties acknowledge and agree that the PTC amounts and rates are defined by the IRA s and applicable IRC sections, including available Treasury Regulations and relevant Internal Revenue Service (“IRS”) guidance that may be published, all of which are subject to change.

(iii)Customer shall remit the initial PTC Payment based on the Annual estimate to Salcomp no later than March 15th (2.5 months) after the end of the tax year. A true up will be performed to true up the initial PTC payment with Final Calculations. Customer shall provide Salcomp with the relevant portions, including schedules and workpapers, of its U.S. federal income tax return to support the Final Calculations.
(iv)To the extent that Enphase determines that the Tax incentives under the IRA are not available with respect to the manufacturing services performed under this Agreement, Enphase may at its option either: (i) [*]; or (ii) [*].
(v)If, based upon guidance from the US Department of Treasury or other regulatory body with respect to the IRA, it is determined that the tax incentives under the IRA would require a different transaction structure for the manufacturing of Products than that which is contemplated under this Agreement, the Parties shall work together in good faith to amend this Agreement to find an alternate structure for the manufacturing of Products that would qualify for such tax incentives.
(c)    All costs and fees will be evaluated quarterly during the QBR. The Parties shall agree to such costs, including but not limited to any BOM costs for a subsequent quarter during the aforementioned review. Any changes and timing of changes shall be agreed by the Parties, such agreement not to be unreasonably withheld or delayed. By way of example only, the fees may be increased if the market price of fuels, Materials, equipment, labor and other production costs, increase beyond normal variations in pricing or currency exchange rates as demonstrated by Supplier, to the satisfaction of Enphase.
(d)    Undisputed invoices will be paid by the Customer within forty five (45) days from the later of (i) receipt of such invoice, or (ii) date of receipt by Enphase of the shipment made by the Supplier of Products under a relevant purchase order.
(e)    If Enphase disputes any invoiced amount Enphase will notify Supplier of the dispute within [*] of invoice receipt and the Parties will promptly review the dispute and negotiate in good faith to reach resolution on the amount properly due. Once resolution has been reached, Enphase will pay the previously disputed amount [*] of confirming such resolution (and such confirmation will not be delayed or withheld unreasonably).

4.MATERIALS PROCUREMENT; ENPHASE’S RESPONSIBILITY FOR MATERIALS
4.1.    Authorization to Procure Materials, Inventory and Special Inventory. Enphase's purchase orders and forecast will constitute authorization for Supplier to procure: (a) Inventory to manufacture the Products covered by such purchase orders based on the Lead Time and (b) certain Special Inventory based on Enphase's purchase orders and forecast as follows: Long Lead-Time Materials as required based on the Lead Time when such purchase orders are placed and Minimum Order Inventory as required by the third party supplier. Supplier will only purchase Economic Order Inventory with the prior approval of Enphase. Supplier will provide to Enphase each quarter a list of all Long Lead Time Materials (greater than 8 weeks) and the total quantity on order for each long lead time part.
4.2.    Preferred Supplier. Enphase shall provide to Supplier and maintain an Approved Vendor List (or AVL). Supplier shall purchase from vendors on a current AVL the Materials required to manufacture the Product. Enphase shall give Supplier an opportunity to be included on AVL's for Materials that Supplier can supply, and if Supplier is competitive with other approved vendors as determined by Enphase, Supplier shall be included on such AVL's. If Enphase determines that the Supplier is on an AVL and its prices and quality are competitive with other vendors, Enphase will raise no objection to Supplier sourcing Materials from itself. Notwithstanding anything else contained in the Agreement, unless otherwise agreed by Enphase in writing, the Supplier shall be bound to: (i) follow any Enphase approved splits to an AVL; and (ii) to the extent applicable and instructed by Enphase, purchase Materials only from those vendors listed in a current AVL. For the purposes of this Section 4.2 only, the term

"Supplier" includes any companies affiliated with Supplier including the Supplier’s subsidiaries. For Supplier sourced material, Supplier must either: (i) provide a reasonable annual cost reduction based upon comparison to similar commodities; or (ii) provide proof of competitive bidding on the Supplier sourced parts on an annual basis.
4.3.    Enphase Responsibility for Inventory and Special Inventory. Enphase is responsible under the conditions provided in this Agreement for all Materials, Inventory and Special Inventory purchased by Supplier under this Section 4, to the extent that such Materials, Inventory and Special Inventory have been purchased: (i) at Enphase’s request; or (ii) solely for performing the Work. Notwithstanding the foregoing, the Supplier shall implement industry standard practices, for the storage and safety of such Materials, Inventory or Special Inventory. The Supplier shall maintain the minimum quantities of Materials, Inventory and Special Inventory as outlined in Exhibit F to this Agreement, in order to ensure timely fulfilment of purchase orders issued by Enphase.
4.4.    Materials Warranties. Supplier shall use its best efforts to obtain and pass through to Enphase the following warranties with regard to the Materials (other than the Enphase Controlled Materials) for a period of at least [*]: i) conformance of the Materials with the vendor's specifications and with the Specifications; (ii) that the Materials will be free from defects in workmanship; (iii) that the Materials will comply with Environmental Regulations and all applicable Laws; and (iv) that the Materials will not infringe the intellectual property rights of third-parties. Supplier shall promptly inform Enphase if it is not able to obtain and pass through the foregoing warranties with regard to any Materials.
5.SHIPMENTS, SCHEDULE CHANGE, CANCELLATION, STORAGE
5.1.    Shipments. All Products delivered pursuant to the terms of this Agreement shall be suitably packed for shipment in accordance with the Specifications (in a manner that is (i) in accordance with international export packaging based on the mode of shipment and good commercial practice, (ii) is acceptable to common carriers for shipment, and (iii) adequate to ensure undamaged arrival at the destination set forth in the applicable Purchase Order) and marked for shipment to Enphase's destination specified in the applicable purchase order. Shipments will be made DDP + 45 days (lncoterms 2000) by the Supplier and will be received by Enphase at locations specified by Enphase in the purchase order, at which time risk of loss and title will pass to Enphase. The Supplier and Enphase shall mutually agree on the cost of such shipments during the QBR. The costs for shipments as a result of any new Products or additional Work requested by Enphase, shall be mutually agreed to between the Parties, as and when applicable. Supplier will notify Enphase of all shipment information within twenty-four (24) hours of pick-up by the applicable carrier and all deliveries will be made to Enphase during normal business hours, as applicable.
5.2.    Quantity Increases and Shipment Schedule Changes.
(a)Supplier will use reasonable commercial efforts to meet any quantity increases as requested by Enphase at no additional cost to Enphase apart from the applicable fees, provided that such quantity increases are subject to availability of Materials.
(b)For purposes of calculating the amount of Inventory and Special Inventory subject to subsection (b), the "Lead Time" shall be calculated as the Lead Time at the time of procurement of the Inventory and Special Inventory.
5.3.    Mitigation of Inventory and Special Inventory. Prior to invoicing Enphase for the amounts due pursuant to Sections 5.1 or 5.2, Supplier will use its best efforts for a period of thirty (30) days, to return unused Inventory and Special Inventory and to cancel pending orders for such items, and to otherwise mitigate the amounts payable by Enphase. Enphase shall pay amounts due under this Section 5 within sixty (60) days of receipt of an invoice. Supplier will ship the Inventory and Special Inventory paid for by Enphase under this Section 5.3 to Enphase promptly upon said payment by Enphase. In the event

Enphase does not pay within sixty (60) days from the date of expiry of the aforementioned payment term, Supplier will be entitled to dispose of such Inventory and Special Inventory in a commercially reasonable manner and credit to Enphase any monies received from third-parties. The Supplier will make available to Enphase on a quarterly basis, a report containing details of any excess or obsolete Inventory held by the Supplier. The Parties will mutually agree on a course of action to deal with such Inventory.
5.4.    Delivery performance. Time is of the essence in Supplier’s performance under this Agreement. On time delivery shall be measured and reported to Enphase on a monthly basis. Orders shall be considered on time if they are shipped between (i) one (1) week before the shipment date set forth in the accepted Purchase Order; and (ii) on the shipment date set forth in the Purchase Order. If Supplier cannot meet the on-time delivery requirement for any order due to Supplier's failure to make a timely shipment, then Supplier will ship that Order at Supplier’s' own expense via air transportation or other expedient means acceptable to Enphase, at the earliest, to minimize the delay in delivery. Notwithstanding anything else contained in this Agreement, if a shipment of Products is delayed by more than thirty (30) days Enphase shall have the right to terminate this Agreement with no further liability to the Supplier except for payments to be made for shipments already delivered.

6.PRODUCT ACCEPTANCE AND EXPRESS LIMITED WARRANTY
6.1.    Product Acceptance. The Products delivered by Supplier will be accepted upon delivery provided that they meet the criteria, in accordance with section 5.1 of this Agreement. If Products do not comply with the terms of the PO or the express limited warranty set forth in Section 6.2 below, Enphase has the right to reject such Products during said period. Products not rejected during said period will be deemed accepted. Enphase may return defective Products, freight collect, after obtaining a return material authorization number from Supplier to be displayed on the shipping container and completing a failure report. Rejected Products will be promptly repaired or replaced, at Enphase's option, and returned freight pre-paid, at the Supplier’s expense. In the event Enphase chooses not to accept a repaired or replacement Product, then Supplier will refund the price paid by Enphase for such Product, net fifteen (15) days from Enphase’s written request for refund.
6.2.    Express Warranty. This Section 6.2 sets forth the Supplier's Product warranty and Enphase's remedies with respect to a breach by Supplier of such Product warranty.
(a)Supplier warrants that the Products will have been manufactured in accordance with the applicable Specifications and will be free from defects in materials and workmanship for a period of [*] from the date of delivery of the Product. In addition, Supplier warrants that (A) Production Materials shall be used in compliance with Environmental Regulations, (B) Supplier will not manufacture Products using Materials from vendors that are not on the Approved Vendor List, unless otherwise agreed in writing by Enphase.
(b)Upon any failure of a Product to comply with this express limited warranty, Supplier will, at Enphase’s option, either refund the amount paid for such Products by Enphase, or promptly repair or replace such unit and return it to Enphase freight prepaid.
6.3.    General Warranties. As on the Effective Date of this Agreement, each Party represents and warrants that: (a) it is a corporation duly incorporated, validly existing and in good standing under the laws of the state or country in which it was incorporated; (b) it has all necessary corporate power and authority to enter into this Agreement and that the execution, delivery and the consummation of the transactions contemplated thereby have each been authorized by all necessary corporate action and do not violate any judgment, order, or decree; (c) the execution, delivery, performance and consummation of the transactions contemplated by this Agreement do not and will not constitute a material default under any contract by which it or any of its material assets are bound; and (d) they will comply with the Enphase

Energy Supplier Code of Conduct, available at https://enphase.com/code-conduct, as may be updated from time to time. The Supplier further represents and warrants that: (i) it will comply with its obligations under Section 10.9 of this Agreement; (ii) all information provided by the Supplier in any proposal, offer or other document prior to execution of this Agreement in relation to the subject matter of this Agreement, to the best of Supplier’s knowledge, is true, accurate and complete; (iii) no claim, litigation, proceeding, arbitration, investigation, or material controversy is pending, has been threatened, or is contemplated which would have a material adverse effect on the Supplier’s ability to enter into the Agreement or perform the Work and/or manufacture, test or assemble the Products or fulfil any or all its obligations under this Agreement; (iv) it shall perform the Work with promptness, diligence and in a workmanlike and professional manner, in accordance with the terms of the Agreement and with the practices and professional standards used in well-managed operations performing services similar to the Work; (iv) it has the required personnel who are duly qualified, and are suitably trained, educated, experienced, and skilled to perform the Work and shall only deploy such trained, experienced and skilled personnel to provide the Work; (v) that it has obtained and will maintain for the term of this Agreement: (a) ISO 9001:2015 certification, (b) ISO 14001:2015 certification, and (c) ISO 45001:2018 certification, or the latest industry standard equivalent of these certifications, as applicable; and (vi) it is in compliance with, and will continue to be in compliance with all applicable Laws.

7.INTELLECTUAL PROPERTY LICENSES
7.1.    Licenses. Enphase hereby grants Supplier a non-exclusive, limited, revocable, non- transferable, non-sublicensable right and license (unless permitted by Enphase) during the term of this Agreement to use Enphase's patents, trade secrets and other intellectual property solely as necessary to perform Supplier's obligations under this Agreement. For the avoidance of doubt, any such intellectual property will be considered the Confidential Information of Enphase. If and to the extent the Products contains Supplier’s intellectual property, the Supplier grants to Enphase an unrestricted, perpetual, irrevocable, worldwide, sub- licensable, royalty-free license to such Supplier intellectual property to use, copy, modify, revise, distribute, publicly display, publicly perform, import, manufacture, have made, sell, offer to sell (whether directly or through channels of distribution), to the extent they are needed for Enphase to exercise its rights in the Products. Any such license shall include Enphase's right to grant an unrestricted, royalty-free license to its Subsidiaries or other affiliates for the purposes stated herein.
7.2.    No Other Licenses. Except as otherwise specifically provided in this Agreement, each Party acknowledges and agrees that no licenses or rights under any of the intellectual property rights of the other Party are given or intended to be given to such other Party.

8.TERM AND TERMINATION
8.1.    Term. The term of this Agreement shall commence on the Effective Date and shall continue unless terminated earlier as provided in Section 8.2 (Termination) or 10.8 (Force Majeure).
8.2.    Termination. This Agreement may be terminated: (a) by Enphase for convenience upon thirty (30) days written notice to the Supplier; (b) by either Party if the other Party defaults in any payment to the terminating Party and such default continues without a cure for a period of sixty (60) days after the delivery of written notice thereof by the terminating Party to the other Party; (c) by a Party if the other Party defaults in the performance of any other material term or condition of this Agreement and such default continues unremedied for a period of thirty (30) days after the delivery of written notice thereof by the terminating Party to the other Party (d) pursuant to Section 10.8 (Force Majeure); or (e) by a Party if the other Party becomes insolvent, unable to pay debts when due, or the subject of bankruptcy proceedings not terminated within thirty (30) days of any filing; or makes a general assignment for the benefit of creditors; or if a receiver is appointed for substantially all of its property.
8.3.    Effect of Expiration or Termination. Expiration or termination of this Agreement under any of the foregoing provisions: (a) shall not affect the undisputed amounts due under this Agreement by either Party that exist as of the date of expiration or termination, and (b) as of such date the provisions of Sections 5.3, and 5.4 shall apply with respect to payment and shipment to Enphase of finished Products,Inventory, and Special Inventory in existence as of such date, (c) shall not affect Supplier's express limited warranty in Section 6 above; and (d) the terms of this Agreement will continue to apply to any Purchase Order placed in accordance with this Agreement, till each Party’s obligations under such Purchase Order are fulfilled. Upon termination of this Agreement in its entirety, for any reason, Supplier agrees to: (i) return to Enphase all copies of any Confidential Information received from Enphase; and (ii) return to Enphase, or Enphase’s designee, all Enphase Controlled Equipment used to perform the Work; Termination of this Agreement, settling of accounts in the manner set forth in the foregoing sentence shall be the exclusive remedy of the Parties for breach of this Agreement, except for breaches of Section 6, 9.1, 10.1 or a Party’s indemnification obligations under this Agreement. Sections 1, 5.4, 6.2, 6.3, 7, 8, 9, and 10 shall be the only terms that shall survive any termination or expiration of this Agreement.

9.INDEMNIFICATION; LIABILITY LIMITATION
9.1.    Indemnification by Supplier. Supplier agrees to defend, indemnify and hold harmless, Enphase and all directors, officers, employees, and agents (each, an "Enphase lndemnitee") from and against all claims, actions, losses, expenses, damages or other liabilities, including reasonable attorneys' fees (collectively, "Damages") incurred by or assessed against any of the foregoing:
(a)any actual or threatened injury or damage to any person or property caused, or alleged to be caused, by a Product sold by Supplier to Enphase hereunder;
(b)any infringement of the intellectual property rights of any third-party but solely to the extent that such infringement is caused by: (i) a process that Supplier uses to manufacture, assemble and/or test the Products; and/or (ii) patented materials, apparati, or any other patented concepts contributed solely by Supplier; or
(c)noncompliance with any Environmental Regulations but solely to the extent that such non- compliance is caused by a process or Production Materials that Supplier uses to manufacture the Products.
(d) Supplier’s breach of any warranty contained herein; and
(e) Supplier’s breach of applicable law.

9.2.    Sale of Products Enjoined. Should the use of any Products be enjoined for a cause stated in Section 9.1 (b) or 9.1 (c) above, or in the event the Supplier desires to minimize its liabilities under this Section 9, in addition to its indemnification obligations set forth in this Section 9, the Supplier shall either: (a) substitute a fully equivalent Product or process (as applicable) not subject to such injunction, modify such Product or process (as applicable) so that it no longer is subject to such injunction; or (b) obtain the right to continue using the enjoined process or Product (as applicable). In the event that any of the foregoing remedies cannot be effected on commercially reasonable terms, then, all accepted purchase orders and the current forecast will be considered cancelled and Enphase shall have no obligation to purchase all Products, Inventory and Special Inventory as provided in Sections 5.3 hereof. Any changes to any Products or process must be made in accordance with Section 2.2 above.

9.3.    No Other Liability. EXCEPT WITH REGARD TO THE SUPPLIER’S INDEMNIFICATION OBLIGATIONS UNDER THIS AGREEMENT, LIABILITY FOR BODILY INJURY OF A PERSON, DEATH, OR PHYSICAL DAMAGE TO PROPERTY, MISAPPROPRIATION OF INTELLECTUAL PROPERTY; SUPPLIER’S OBLIGATIONS UNDER SECTION 2.8(N) OR BREACH OF SECTION 10.1 BELOW OR ANY SEPARATE NON-DISCLOSURE AND CONFIDENTIALITY AGREEMENT ENTERED INTO BY THE PARTIES, (I) IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER FOR ANY OR ANY INCIDENTAL, CONSEQUENTIAL, SPECIAL OR PUNITIVE DAMAGES OF ANY KIND OR NATURE ARISING OUT OF THIS AGREEMENT OR THE SALE OF PRODUCTS, WHETHER SUCH LIABILITY IS ASSERTED ON THE BASIS OF CONTRACT, TORT (INCLUDING THE POSSIBILITY OF NEGLIGENCE OR STRICT LIABILITY), OR OTHERWISE, EVEN IF THE PARTY HAS BEEN WARNED OF THE POSSIBILITY OF ANY SUCH LOSS OR DAMAGE, AND EVEN IF ANY OF THE LIMITED REMEDIES IN THIS AGREEMENT FAIL OF THEIR ESSENTIAL PURPOSE; AND (II) ENPHASE’S MAXIMUM LIABILITY UNDER THIS AGREEMENT WILL NOT EXCEED THE PRICE PAID OR PAYABLE FOR PRODUCTS DELIVERED BY SUPPLIER TO ENPHASE UNDER THE PURCHASE ORDER DUE TO WHICH SUCH LIABILITY ARISES.

10.MISCELLANEOUS
10.1.    Confidentiality.

(a)Each Party shall not use any and all Confidential Information of the disclosing Party for any purposes or activities other than those specifically authorized in this Agreement. Except as otherwise specifically permitted herein or pursuant to written permission of the Party to this Agreement owning the Confidential Information, no Party shall disclose or facilitate disclosure of Confidential Information of the disclosing Party to anyone without the prior written consent of the disclosing Party, except to its employees, consultants, parent company, and subsidiaries of its parent company who need to know such information for carrying out the activities contemplated by this Agreement and who have agreed in writing to confidentiality terms that are no less restrictive than the requirements of this Section. Notwithstanding the foregoing, the receiving Party may disclose Confidential Information of the disclosing Party pursuant to a subpoena or other court process only (i) after having given the disclosing Party prompt notice of the receiving Party's receipt of such subpoena or other process and (ii) after the receiving Party has given the disclosing Party a reasonable opportunity to oppose such subpoena or other process or to obtain a protective order. Confidential Information of the disclosing Party in the custody or control of the receiving Party shall be promptly returned or destroyed upon the earlier of(i) the disclosing Party's written request or (ii) termination of this Agreement. Confidential Information disclosed pursuant to this Agreement shall be maintained confidential for a period of [*] after the termination of this Agreement. The existence and terms of this Agreement shall be confidential in perpetuity.
(b)Notwithstanding anything contained in this Section 10.1, a receiving Party may disclose the existence and terms of this Agreement if such information is required by Law to be disclosed under applicable Law, including without limitation pursuant to the rules and regulations promulgated by the United States Securities and Exchange Commission, provided that the disclosing party shall request the reduction of confidential terms in any such disclosure.

10.2.    Use of Name is Prohibited. The existence and terms of this Agreement are Confidential Information and protected pursuant to Section 10.1 above. Supplier may not use Enphase's name or identity or any other Confidential Information in any advertising, promotion or other public announcement without the express prior written consent of Enphase.

10.3.    Entire Agreement; Severability. This Agreement constitutes the entire agreement between the Parties with respect to the transactions contemplated hereby and supersedes all prior agreements and understandings between the Parties relating to such transactions. If the scope of any of the provisions of this Agreement is too broad in any respect whatsoever to permit enforcement to its full extent, then such provisions shall be enforced to the maximum extent permitted by Law, and the Parties hereto consent and agree that such scope may be judicially modified accordingly and that the whole of such provisions of this Agreement shall not thereby fail, but that the scope of such provisions shall be curtailed only to the extent necessary to conform to Law.
10.4.    Amendments; Waiver. This Agreement may be amended only by written consent of both Parties. The failure by either Party to enforce any provision of this Agreement will not constitute a waiver of future enforcement of that or any other provision. Neither Party will be deemed to have waived any rights or remedies hereunder unless such waiver is in writing and signed by a duly authorized representative of the Party against which such waiver is asserted.
10.5.    Independent Contractor. Neither Party shall, for any purpose, be deemed to be an agent of the other Party and the relationship between the Parties shall only be that of independent contractors. Neither Party shall have any right or authority to assume or create any obligations or to make any representations or warranties on behalf of any other Party, whether express or implied, or to bind the other Party in any respect whatsoever. For the avoidance of doubt, any personnel deployed by the Supplier for performing the Work (“Supplier Personnel”) shall continue to be employees of the Supplier at all times, and shall not, for any purpose, be considered employees of the and shall not be entitled to any employee benefits from the Supplier including, but not limited to, holiday, vacation, or sick pay, social security, unemployment or disability insurance, employees' compensation insurance, health and welfare benefits, profit sharing, or any employee stock option or stock purchase plans. Enphase shall not be liable to pay any amounts of any nature whatsoever to such resources of the Supplier. The Supplier shall indemnify Enphase in the event any Supplier Personnel make claims against Enphase in relation to any of the foregoing Enphase employee benefits or if any Supplier Personnel are later reclassified by any court of competent jurisdiction to be common law employees of Enphase.
10.6.    Expenses. Each Party shall pay their own expenses in connection with the negotiation of this Agreement. All fees and expenses incurred in connection with the resolution of Disputes shall be allocated as further provided in Section 10.20 below.
10.7.    Insurance. Supplier shall procure and/or maintain at its own expense the following insurances:: (i) commercial general liability insurance (including coverage for bodily injury, personal injury, property damage, contractual liability, products and completed operations) in an amount not less than [*]; (ii) umbrella excess liability insurance in an amount not less than [*]; (iii) an errors and omissions insurance policy which covers Supplier's obligations hereunder in an amount not less than [*]; and (iv) Workers’ Compensation insurance as required by applicable law or regulation of the nation, state, territory, or province having jurisdiction over Supplier’s employees. Such insurance shall be written by an insurance company with a Best's rating of at least A-VIII who is licensed to do business in the jurisdiction in which Supplier will perform its obligations hereunder. Supplier shall furnish certificates of insurance and such other appropriate documentation (including evidence of renewal of insurance) evidencing all insurance coverage's set forth in this Section 10.7. Such certificates of insurance and other documentation shall name Enphase and its officers, directors and employees as additional insured. Such certificates of insurance and other documentation shall contain a broad form naming Enphase and its officers, directors and employees as an additional insured. Supplier will provide Enphase with at least thirty (30) days prior written notice of any cancellation or material alteration of the insurance coverage set forth in this Section 10.7. Failure by Enphase to receive or request the aforementioned certificates of insurance and other documentation shall not represent a waiver of the requirements for insurance coverage set forth in this Section 10.7. Except where prohibited by law, Supplier will, and will ensure that its insurers will, waive all rights of recovery or subrogation against Enphase, its officers, directors, employees, agents, and insurers. The policies provided under this Agreement will provide that Supplier’s insurance will be primary to and non-contributory with any and all other insurance maintained or otherwise afforded to Enphase.
10.8.    Force Majeure. In the event that either Party is prevented from performing or is unable to perform any of its obligations under this Agreement (other than a payment obligation) due to any act of God, acts or decrees of governmental or military bodies, fire, casualty, flood, earthquake, war, strike, lockout, epidemic, destruction of production facilities, riot, insurrection, Materials unavailability, or any other cause beyond the reasonable control of the Party invoking this section (collectively, a "Force Majeure"), and if such Party shall have used its commercially reasonable efforts to mitigate its effects, such Party shall give prompt written notice to the other Party, its performance shall be excused , and the time for the performance shall be extended for the period of delay or inability to perform due to such occurrences. Regardless of the excuse of Force Majeure, if such Party is not able to perform within ninety (90) days after such event, the other Party may terminate the Agreement.
10.9.    Disaster Recovery and Business Continuity.

The Supplier agrees that it will throughout the duration of this Agreement implement, maintain and keep under regular review a business continuity plan for the Work it performs for Enphase, so far as is reasonably practicable, adherence to which will enable it to continue to operate in accordance with the Supplier’s obligations under this Agreement and in accordance with any regulatory requirements. The aforementioned business continuity plan shall be presented by the Supplier to Enphase, for Enphase’s approval at the beginning of each year during the term of this Agreement, starting with the Effective Date. The Supplier shall amend the business continuity plan as reasonably requested by Enphase, so as to secure Enphase’s approval on such plan. For the avoidance of doubt, the Supplier will not have satisfied its obligations under this Section 10.9, if it has not secured Enphase’s written approval on a business continuity plan. At a minimum, the business continuity plan will identify alternative facilities, infrastructure, logistics, security, and preventative measures to minimize the impact to Enphase’s supply of Product.
10.10.        Anti-Corruption and Anti Bribery.

(a)Each Party and its respective stockholders, directors, officers, employees, agents, representatives, consultants and subcontractors (each, a “Covered Representative”) acknowledge that they are subject to the U.S. Foreign Corrupt Practices Act, as well as other similar international, national, state, provincial and local anti-corruption and anti-bribery laws (the “Anti-Corruption Laws”) and that they will comply with such Anti-Corruption Laws. The Anti-Corruption Laws make it unlawful for such Party or its respective Covered Representatives or anyone acting on its behalf, to offer, pay, promise to pay or authorize the payment of any money, gift, entertainment or anything of value to any Government Official (as defined below) for the purpose of obtaining or retaining business or securing any improper advantage for such Party. “Government Official” includes:
(i)Employees, directors, officers and agents of a business that is owned or controlled (whether in full or in part) by a government, such as a government energy company, refinery, airline, university or newspaper;

(ii)Employees, officials, and agents of public international organizations such as the World Bank, European Union, and the United Nations;

(iii)All officials, employees, agents, and representatives of any branch or level of government (executive, legislative or judicial and whether national, state or local) or of any government department or agency (including advisers to such agencies and branches), such as the employee of an agency responsible for regulating Enphase Energy Inc installations or services;

(iv)Any political party official, employee or agent of a political party, or candidate for political office (or political party position); and

(v)Any family member or representative of any of the above.

(b)Certificate of Compliance. The Supplier will, upon request, promptly execute and provide Enphase with a Certificate of Compliance certifying that (i) the Supplier has read and understands the Anti-Corruption Laws; (ii) the supplier is in compliance with all applicable Laws in the performance of its obligations under this Agreement; or (iii) the Supplier is in compliance with or will comply with the Anti-Corruption Laws imposing obligations in connection with this Agreement.

10.11.    Conflict Minerals. Supplier hereby represents and warrants that, to its knowledge after due inquiry to its suppliers, no tantalum, tin, tungsten and/or gold (“Conflict Minerals”), contained in any Products, originated from the Democratic Republic of the Congo or an adjoining country, unless the Conflict Minerals were processed by a facility listed as compliant pursuant to the CESI Conflict-Free Smelter Program. Upon request, Supplier will (i) provide Enphase with Conflict Minerals content and country of origin information on the Products; (ii) cooperate with Enphase (or an independent third party auditor) in any review of Supplier’s supply chain and procurement process, Conflict Mineral audits, and due diligence on Supplier’s own suppliers as required for Enphase’s annual SEC disclosure in compliance with the Dodd-Frank Act; and (iii) collaborate with Enphase in developing a chain of custody for Conflict Minerals in the supply chain and identifying and sourcing conflict-free sources for the minerals used in the Products. If any of the Products contain conflict minerals, Supplier will establish written policies, due diligence frameworks, and management systems consistent with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict- Affected and High Risk-Areas (each as defined by the OECD Due Diligence Guidelines) that are designed to accomplish this goal, and require its own suppliers to do the same.
10.12    Safety And Regulatory Compliance

(a)Products, or the Enphase products into which they are incorporated, may need to comply with laws that restrict product content, including, but not limited to, the RoHS Requirements. Supplier will provide to Enphase, at Enphase’s request: (i) satisfactory documentation that all materials do not exceed the Restricted Values; (ii) certification of the exact concentration of each substance subject to the Restricted Values in all non-Enphase Materials so Enphase can determine if Enphase Materials combined with non- Enphase Materials do not exceed the Restricted Values; and (iii) reports on the occurrence of other substances that may require disclosure to governmental bodies, customers and/or recyclers by completing the supplier questionnaires provided by Enphase.
(b)If Enphase gives Supplier notice that the Restricted Values are changed in a manner that may negatively affect Supplier's obligations ("Revised Restricted Values"), and, within ten business days thereafter, Supplier does not give Enphase notice that its warranty and/or certification are no longer valid, then Supplier is deemed to have warranted that: (a) all non-Enphase Material will meet the Revised Restricted Values; and (b) its certification remains unaffected by the Revised Restricted Values. If any Product fails to meet any legal requirements for chemicals. the initial or Revised Restricted Values, then Enphase may, in addition to other available remedies and at its discretion, immediately on notice to Supplier, discontinue purchasing that Product or Product Service and any Enphase purchase commitment,

Forecast, or Order relating to that Product or Product Service will be automatically revised to reflect Enphase's discontinuation of that purchase.
(c)Before or at shipment of any Product that requires a Material Safety Data Sheet ("MSDS"), Supplier will deliver that MSDS to Enphase. Supplier will immediately provide Enphase with any update or revision to each MSDS. Supplier warrants that each Product is in compliance with, or exempt from, all applicable laws that govern the manufacture, processing, sale or distribution, import or export of chemical products, including, by way of example and without limitation, inventory, pre-market notification requirements, and other requirements imposed in the United States under the Toxic Substances Control Act, 15 U.S.C. Section 2601 et seq. and in the European Union under the Dangerous Substances Directive 67/548/ EEC and European Community Regulation on chemicals and their safe use (EC 1907/2006) (the "Chemical Control Laws"). Supplier will promptly inform Enphase in writing of any change in a Product's regulatory status under any Chemical Control Law.
10.13.    Successors, Assignment. This Agreement shall be binding upon and inure to the benefit of the Party hereto and their respective successors, assigns and legal representatives. The Supplier shall not have the right to assign or otherwise transfer its rights or obligations under this Agreement except with the prior written consent of Enphase. Any such attempt to assign or transfer without Enphase’s consent is void. For purposes of this section, any transfer by sale, merger, or other combination of ownership or control of more than fifty percent (50%) of the voting securities or control of Supplier will constitute and assignment.
10.14.    Audits and Inventory count reports. Supplier will keep complete and accurate records of all matters relating to its performance under this Agreement, including Inventory count. In particular, the Supplier shall conduct an internal audit on a quarterly basis, on the Inventory maintained by the Supplier. The Supplier shall, at Enphase’s request, provide a report detailing the findings of the aforementioned internal audit to Enphase. All financial records relating to this Agreement will be maintained according to local regulation. Supplier will retain all such records for at least five years from the date of creation or longer if required by applicable Law or by a specific term of this Agreement. Supplier agrees that Enphase may, upon reasonable advance notice and at Enphase’s expense, audit and inspect such items in order to verify Supplier’s compliance with this Agreement, including Supplier’s documents, records, facilities and Enphase Owned Equipment (each, an “Audit”). If an Audit reveals any overcharges, Supplier will pay to Enphase, within 30 days of Supplier’s receipt of notice thereof from Enphase, (1) the amount of such overcharges, including interest thereon as provided in this section; and (2) Enphase’s reasonable cost of conducting such Audit. Interest willaccrue on any overcharges at the lesser of (1) the prime rate of interest published in the Wall Street Journal, as same will be published on the day on which the Audit is completed (or, if the prime rate of interest is not published on such date, the next business Day thereafter on which the prime rate of interest is so published), plus two percent; or (2) the highest amount allowed by Law. Such interest will accrue from the time such overcharge was paid by Enphase until Supplier repays such overcharge.
10.15.    Notices. All notices required or permitted under this Agreement will be in writing and will be deemed received (a) when delivered personally; (b) when sent by confirmed facsimile; (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (d) one (1) day after deposit with a commercial overnight carrier. All communications will be sent to the addresses set forth above or to such other address as may be designated by a Party by giving written notice to the other Party pursuant to this section.
10.16.    Even-Handed Construction. The terms and conditions as set forth in this Agreement have been arrived at after mutual negotiation, and it is the intention of the Party that its terms and conditions not be construed against any Party merely because it was prepared by one of the Party.

10.17.    Compliance with Laws. Supplier represents and warrants that the Products are and will be produced and delivered in accordance with all applicable Laws. Further, Supplier has implemented and maintains a comprehensive program for assuring environmental compliance in its operations according to recognized practices, such as ISO 14000 or comparable criteria. Both Parties will adhere to all applicable Laws and regulations governing such Party’s conduct in connection with this Agreement, including, any laws or regulations of the U.S. Department of Commerce Bureau of Industry and Security, and will not export or re- export any technical data or products received from a Party, or the direct product of such technical data, to any proscribed country listed in the U.S. Export Administration regulations unless properly authorized by the U.S. government.
10.18.    Controlling Language. This Agreement is in English only, which language shall be controlling in all respects. All documents exchanged under this Agreement shall be in English.
10.19.    Controlling Law. This Agreement shall be governed and construed in all respects in accordance with the domestic Laws and regulations of the State of California, without regard to its conflicts of laws provisions. The courts in Santa Clara County, California will have jurisdiction over any disputes between the Parties, arising from this Agreement (“Disputes”). The Party specifically agree that the 1980 United Nations Convention on Contracts for the International Sale of Goods, as may be amended from time to time, shall not apply to this Agreement. The Party further acknowledge and confirm that the selection of the governing law is a material term of this Agreement.
10.20.    Dispute Resolutions. Any legal action, suit proceeding or dispute arising from or relating to this Agreement or its breach by a Party, including those disputes relating to the validity, interpretation or termination of the Agreement that executives appointed by the Parties cannot amicably resolve within thirty (30) days, shall be referred to senior management executives of each Party. If the dispute cannot be referred by such senior management within thirty (30) days, it shall finally settled by arbitration in accordance with the Streamlined Arbitration Rules & Procedures of JAMS, Inc., except that the foregoing shall not prevent either Party from seeking temporary injunctive relief from courts located in the State of California. The rules of JAMS shall be modified by the remainder of this Section 10.20. The arbitration will be conducted in the English by a single arbitrator, selected by the mutual agreement of the Parties; provided, if the Parties fail to reach such mutual agreement within 30 days of the receiving Party’s receipt of the notice of arbitration, then the selection of the single arbitrator shall be made by JAMS. The place of arbitration shall be San Francisco, California. The costs of arbitration are to be shared equally by the Parties; provided the arbitrator’s final award shall award to the prevailing Party its reasonable fees and costs (including attorney and other professionals fees and costs) incurred in connection with the arbitration to the extent the arbitrator deems the Party to have prevailed (but if the prevailing Party is not awarded all of the damages sought, only to the extent, pro rata, of its award compared to the damages sought) and may grant such other, further and different relief as authorized by the rules of JAMS.
10.21.    No Waiver. No failure or delay on the part of any Party in exercising any right hereunder, irrespective of the length of time for which such failure or delay shall continue, will operate as a waiver of, or impair, any such right. No single or partial exercise of any right hereunder shall preclude any other or further exercise thereof or the exercise of any other right. No waiver of any right hereunder will be effective unless given in a signed writing.
10.22.    Counterparts. This Agreement may be executed in counterparts.

IN WITNESS WHEREOF, the Party have caused this Agreement to be duly executed by their duly authorized representatives as of the Effective Date.

ENPHASE ENERGY, INC.	SALCOMP MANUFACTURING USA CORP

By: /s/ Mandy Yang	By: /s/ Cindy Mo

Name: Mandy Yang	Name: Cindy Mo

Title: Chief Financial Officer	Title: VP, US Operations

Date: 6/22/2023	Date: 6/27/2023

By: /s/ Ron Swenson

Name: Ron Swenson

Title: VP, Supply Chain

Date: 6/22/2023

EXHIBIT A

Definitions

Approved Vendor List or AVL	Shall mean the list of suppliers currently approved to provide the Materials specified in the BOM or a Product.

Confidential Information	Shall mean (a) the existence and terms of this Agreement and all information concerning the unit number and fees for Products and Inventory/Special Inventory, as well as the Specifications and (b) any other information that is marked "Confidential" or the like or, if delivered verbally, confirmed in writing to be "Confidential" within 30 days of the initial disclosure. Confidential Information does not include information that (i) the receiving Party can prove it already knew at the time of receipt from the disclosing Party; or (ii) has come into the public domain without breach of confidence by the receiving Party;
(iii) was received from a third-party without restrictions on its use; (iv) the receiving Party can prove it independently developed without use of or reliance on the disclosing Party's data or information; or (v) the disclosing Party agrees in writing is free of such restrictions

Cost	Shall mean the cost represented on the bill of materials supporting the most current fees for Products at the time of cancellation, expiration or termination, as applicable.

California RoHS	Shall mean the California Electronic Waste Recycling Act of 2003, as amended from time to time, and related interpretive guidance and enforcement policies

China RoHS	Means the People's Republic of China (PRC)'s Measures for the Administration of the Control of Pollution by Electronic Information Products (电子信息产品污染控制管理办法) promulgated on February 28, 2006 (including any pre-market certification ("CCC mark") requirements thereunder), the PRC Ministry of Information Industry's Frequently Asked Questions regarding China RoHS, official standards including Marking for Control of Pollution Caused by Electronic Information Products (SJ/T 11364-2006), Requirements for Concentration Limits for Certain Hazardous Substances in Electronic Information Products (SJ/T 11363-2006) and Testing Methods for Hazardous Substances in Electronic Information Products (SJ/T 11365-2006) and the PRC General Administration of Quality Supervision, Inspection and Quarantine's Circular 441 (2006), each as amended from time to time, and related interpretative guidance and enforcement policies.

Defect	Shall mean the failure of a Product to comply with the warranty given in Section 6 and Includes defects of any sub-component or assembly that does not meet the Specifications for that portion.

Enphase Controlled Equipment	Shall mean those Equipment provided by Enphase or by third party suppliers with whom Enphase has a commercial contractual relationship or non-contractual relationship, as further detailed in Exhibit D.

Enphase Indemnitee	Shall have the meaning set forth in Section 9.1

Equipment	Shall mean those equipment and fixtures required by the Supplier to carry out the Work, in order to manufacture, assemble, and test the Products.

Damages	Shall have the meaning set forth in Section 9.1

Economic Order Inventory	Shall mean Materials purchased in quantities above the required amount for purchase orders, in order to achieve price targets for such Materials.

"Engineering Change Order" (ECO)	Shall mean the document that details a change in the Specifications and/or design of a Product

Government Official	Shall have the meaning given to it in 10.10 (a)

Government Entity	Shall have the meaning given to it in 10.10 (b)

Disputes	Shall have the meaning set forth in Section 10.l7

Environmental Regulations	Shall mean any hazardous substance content laws and regulations including, without limitation, those related to the EU Directive 2002/95/EC about the Restriction of Use of Hazardous Substances (RoHS), the Directive 2012/19/EU of the European Parliament and of the Council of 27 January 2003 on Waste Electrical and Electronic Equipment (WEEE), 2003 O.J. (L37) 24 as amended from time to time, and includes the WEEE Requirements.

Fee List	Shall have the meaning set forth in Section 3.4 (a)

Force Majeure	Shall have the meaning set forth in Section 10.8

Inventory	Shall mean any Materials that are used to manufacture Products that are ordered pursuant to a purchase order from Enphase

Lead Time(s)	Shall mean the Materials Procurement Lead Time plus the manufacturing cycle time required from the delivery of the Materials at the Supplier's facility to the completion of the manufacture, assembly and test processes.

Long Lead Time Materials	Shall mean Materials with Lead Times exceeding the period covered by the accepted purchase orders for the Products.

Laws	Means any U.S. or non-U.S. federal, national, supranational, state, provincial, local or similar statute, law (including common law), Environmental Regulations, regulation, treaty, constitutional provision, ordinance, code, directive, including the (RoHS Directive and the WEEE Requirements and the RoHS Requirements) notice, binding agreement, policy or rule of law, legal requirement, other government restriction or regulation promulgated or entered into by any regulatory authority of competent jurisdiction, tribunal, judicial or arbitral body, administrative agency or commission or other government authority or instrumentality.

Materials	Shall mean components, parts and subassemblies that comprise the Product and that appear on the BOM for the Product.

Materials Procurement Lead time	Shall mean with respect to any particular item of Materials, Lead time to obtain such Materials as recorded in the purchase order

Minimum Order Inventory	Shall mean Materials purchased in excess of requirements for purchase orders because of minimum lot sizes available from the third-party supplier.

Product(s)	Shall have the meaning set forth in Section 2.1

Production Materials	Shall mean Materials that are consumed in the production processes to manufacture Products including without limitation, solder, epoxy, cleaner solvent, labels, flux, and glue.

RoHS Requirements	Means the RoHS Directive, China RoHS, California RoHS and/or other similar or related environmental, product composition or materials declaration Laws

Subsidiary	Shall mean the corporations, partnerships, limited liability companies, joint ventures, associations and any other legal entities of which any Party (either alone or through or together with any other Subsidiary), owns, directly or indirectly, or has rights to acquire, directly or indirectly more than 50 percent of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

Supplier Controlled Equipment	Shall mean those Equipment provided by the Supplier

Special Inventory	Shall mean any Long Lead Time Materials and/or Minimum Order Inventory and/or Economic Order Inventory.

Specifications	Shall have the meaning set forth in Section 2.1

Work	Shall have the meaning set forth in Section 2.1

WEEE Requirements	Means any requirements, obligations, standards, duties or responsibilities pursuant to any environmental, product or packaging recycling, reuse or waste Laws and any regulations, interpretive guidance or enforcement policies relating to any of the foregoing, including the WEEE directive, California RoHS or other similar or related Laws.

EXHIBIT B
SPECIFICATIONS
The Supplier shall perform the Work to the satisfaction of Enphase, according to the Specifications listed in the relevant document, as outlined in the table below. Enphase reserves the right to update this table from time to time and shall notify the Supplier thirty (30) days in advance of such updates, and upon such notification, these Specifications will be deemed to be updated.

Products (as applicable)	Document	Document Number	Comment
[*]	[*]	[*]	[*]
	[*]	[*]	[*]
	[*]	[*]	[*]
	[*]	[*]	[*]
[*]	[*]	[*]	[*]
[*]	[*]	[*]	[*]
[*]	[*]	[*]	[*]
[*]	[*]	[*]	[*]
[*]	[*]	[*]	[*]
[*]	[*]	[*]
[*]	[*]	[*]	[*]
[*]	[*]	[*]	[*]
[*]	[*]	[*]	[*]

EXHIBIT C
FEES LIST

[*]

EXHIBIT D
ENPHASE CONTROLLED EQUIPMENT

1.PCBA and Generic Items
[*]

2.Equipment for the microinverter Box Build process
[*]

EXHIBIT E
SUPPLIER CONTROLLED EQUIPMENT

[*]

EXHIBIT F
INVENTORY
(to be agreed by the Parties separately)

EXHIBIT H
IT SECURITY REQUIREMENTS

1.The Supplier acknowledges and understands that while performing its obligations under this agreement, it will have access to Enphase’s Confidential Information, as well as other proprietary information which is valuable to Enphase (collectively, “Enphase Data”). To safeguard such information, the Supplier shall comply with the following requirements, and on Enphase’s request, certify its compliance with the requirements listed below:

a.The Supplier shall conduct an annual cyber security awareness training for all its employees who will have access to Enphase Data. This training must be done according to industry standard practices for information security.
b.The Supplier shall ensure that all Enphase Data shall be stored on Enphase owned servers or on servers that Enphase employees will have unrestricted access to. The Supplier will prohibit data exfiltration from these servers which shall be monitored by Enphase SOC (Security Operation Center)
c.The Supplier shall ensure Enphase Data is accessed only by approved users and avoid unauthorized access to systems containing Enphase Data by using methods including (but not limited to):
i.Having unique user IDs;
ii.Immediately disabling or deleting user IDs of employees who’s employment is terminated;
iii.Identifying and deleting or disabling redundant user IDs on a periodic basis; and;
iv.Ensuring that user IDs are not shared.
d.The Supplier shall ensure all Enphase Data at rest is encrypted on all fixed and removable data drives along with operating system drives on Supplier’s systems (and any PCs or computers used by Supplier employees). Enphase Data in transit shall be encrypted using the TLS or IP-SEC standards. This pertains to systems dealing to Enphase .
e.If this Agreement is terminated, the Supplier shall follow operating guidelines issued by Enphase for purging Enphase Data.
f.Supplier shall implement a BCP (Business Continuity Plan) and DR (Disaster Recovery) plan, and submit the same to Enphase for Enphase’s approval. The security continuity controls for information security under the BCP of DR shall be tested annually in order to ensure that they are valid and effective, and Supplier shall provide relevant information regarding such testing, at Enphase’s request.
g.Throughout the term of this Agreement, the Supplier shall maintain a valid ISO 27001 certification.
h.The Supplier shall prohibit the use of unauthorized software and downloads on servers that hold Enphase Data, and use industry standard preventative measures and detective measures that will allow any malware to be immediately identified and contained in these servers.
i.The Supplier will establish a standard operating procedure (SOP), to address any security incidents. This SOP will include the Supplier’s responsibilities and processes that will be implemented in order to ensure a quick, effective and orderly response to address security incidents. This SOP will be approved by the CISO or the management of the Company.
j.The Supplier shall conduct periodic vulnerability testing on the environment hosting Enphase Data and subsequent mitigation,
k.The Supplier shall ensure that: (i) any JTAG programming shall require an authorized user; and (ii) the manufacturing process used will ensure that the immutable memories are zeroed out prior to programming the memories.
l.If the Supplier uses any WiFi networks in the facilities/for the systems where Enphase Data is stored, the Supplier shall ensure that such WiFi network will not have access to the internet.